Exhibit 2.5

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of April 6, 2015

among

HOME LOAN SERVICING SOLUTIONS, LTD.,

NEW RESIDENTIAL INVESTMENT CORP.

and

HEXAGON MERGER SUB, LTD.

i

ii

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 6, 2015, by and among Home Loan Servicing Solutions, Ltd., a Cayman Islands exempted company (the “Company”), New Residential Investment Corp., a Delaware corporation (“Parent”), and Hexagon Merger Sub, Ltd., a Cayman Islands exempted company and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub,” and collectively, with the Company and Parent, the “Parties”).

WHEREAS, concurrently with the execution hereof, the Company, Parent and certain wholly owned Subsidiaries of Parent (the “Parent Acquiring Subsidiaries”) entered into that certain Share and Asset Purchase Agreement (“Share and Asset Purchase Agreement”) pursuant to which the Parent Acquiring Subsidiaries agreed to purchase and the Company agreed to sell substantially all of the assets of the Company;

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger, pursuant to which the Company shall be merged with and into Merger Sub, with Merger Sub surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”), Merger Sub Memorandum and Merger Sub Articles, and each Company Share issued and outstanding immediately prior to the Merger shall be converted into the right to receive the Merger Consideration (defined below);

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board each have approved this Agreement, determined that the terms of this Agreement are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective shareholders, and declared the advisability of this Agreement and the transactions contemplated hereby;

WHEREAS, the Company Board and the Merger Sub Board have recommended adoption and approval of this Agreement by their respective shareholders; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Law, on the Closing Date, the Company shall be merged with and into Merger Sub (the “Merger”). At the Effective Time, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second (2nd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions); provided, however, that the Closing shall in no event occur prior to the sooner of (x) the date that the Company disposes of or sells the last of the NRZ Shares (as defined in the Share and Asset Purchase Agreement) held by the Company and (y) the date that is ninety (90) days following the date of this Agreement, in each case, subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantially in the form contained in Appendix 1 hereto and shall file the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in section 233 of the Cayman Companies Law on the Closing Date. The Merger shall become effective at the time when the Cayman Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and the Company may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 1.04 Effects. The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

ARTICLE II

Effect on the Share Capital of the Constituent Entities; Exchange of Company Shares

Section 2.01 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any ordinary shares, par value $0.01 per share, of the Company (the “Company Shares”) or any ordinary shares, par value $0.01 per share, of Merger Sub (the “Merger Sub Shares”) or any other Person:

(a) Conversion of Merger Sub Shares. Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable ordinary share, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted. From and after the Effective Time, any certificates evidencing Merger Sub Shares shall be deemed for all purposes to represent the number of shares of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Shares and Parent-Owned Shares; Conversion of Subsidiary-Owned Shares.

(i) Each Company Share that is owned by the Company as treasury stock and each Company Share that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist or have any rights with respect thereto, and no consideration shall be delivered in exchange therefor.

(ii) Each Company Share that is owned by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Conversion of Company Shares. Subject to Sections 2.02 and 2.03, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b) and Dissenting Shares) shall be converted automatically into the right to receive (x) in the event that the NRZ Shares (as defined in the Share and Asset Purchase Agreement) have all been sold by the Company prior to the Closing Date (as determined in accordance with Section 1.02), $0.704059 in cash or (y) in the event that all or a portion of the NRZ Shares (as defined in the Share and Asset Purchase Agreement) have not been sold by the Company prior to the Closing Date (as determined in accordance with Section 1.02), $0.704059 in cash plus the Net NRZ Share Consideration in cash, in each case, without interest (the “Merger Consideration”). All such Company Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist and the register of members of the Company will be amended accordingly and each holder of a Company Share that is in registered form shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of Company Shares will be appropriately adjusted to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event. As provided in Section 2.02(h), the right of any holder of a Company Share to receive the Merger Consideration shall be subject to and reduced by the amount of any required withholding under applicable Tax Law.

Section 2.02 Exchange of Company Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for the benefit of the holders of Company Shares, for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days after the Effective Time), the Surviving Company shall cause the Paying Agent to mail to each holder of record of Company Shares a form of letter of transmittal (the “Letter of Transmittal”) (which shall be in such customary form and have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in registered form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon the receipt of an “agent’s message” by the Paying Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Company Shares that is not registered in the register of members of the Company, the Merger Consideration may be paid to a transferee if the proper evidence of such transfer is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each Company Share shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of Company Shares are entitled to receive in respect of such shares pursuant to this Section 2.02(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Company Shares held in registered form.

(d) No Further Ownership Rights in Company Shares. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the register of members of the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Shares held in registered form are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Payment Fund. Any portion of the Payment Fund (including any and all interest and other proceeds received with respect thereto) that remains undistributed to the holders of Company Shares for one (1) year after the Effective Time shall be delivered to Parent, and any holder of Company Shares who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon.

(f) No Liability. None of the Company, the Surviving Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Payment Fund which remains undistributed to the holders of Company Shares for two (2) years after the Effective Time (or immediately prior to such earlier date on which the Payment Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein.

(h) Withholding Rights. Each of Parent, the Company, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law; provided that Parent shall notify the Company of any amounts that Parent reasonably believes are required to be deducted and withheld from the consideration payable to the holders of the Company Shares ten (10) days prior to the Closing Date (or as soon as reasonably practicable thereafter), and the parties hereto shall cooperate in good faith to attempt to minimize any such amounts required to be deducted and withheld. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.03 Dissenters’ Rights. No Person who has validly exercised such Person’s dissenting rights pursuant to section 238 of the Cayman Companies Law shall be entitled to receive the Merger Consideration as provided in Section 2.01(c) with respect to Company Shares owned by such Person (“Dissenting Shares”) unless and until such Person shall have effectively withdrawn its dissent or lost such Person’s dissenting rights under the Cayman Companies Law. If a holder of Dissenting Shares effectively withdraws its dissent or loses its dissenting rights pursuant to section 238 of the Cayman Companies Law with respect to any Dissenting Shares, such Company Shares shall cease to be Dissenting Shares. Each Dissenting Share shall be cancelled at the Effective Time and holders of Dissenting Shares shall not be entitled to receive the Merger Consideration with respect to their Company Shares and shall instead be entitled to receive only the payment resulting from the procedure in section 238 of the Cayman Companies

Law with respect to their shares; provided, however, that all Dissenting Shares held by shareholders who shall have effectively withdrawn or lost their dissenting rights under the Cayman Companies Law shall cease to be Dissenting Shares and shall be deemed to have been cancelled in consideration for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, in the manner provided in Section 2.01(c), and Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the Merger Consideration so due and payable to such shareholders. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of dissent and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to any demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Law within twenty (20) days of obtaining the Company Shareholder Approval at the Company Shareholders Meeting.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III and the disclosure in any section shall be deemed to qualify any other section in this Article III to the extent that it is reasonably apparent from the text of such disclosures that such disclosure also qualifies or applies to such other section.

Section 3.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction in which it is organized and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had a Parent Material Adverse Effect. Parent has made available to the Company, prior to execution of this Agreement, true and complete copies of (a) the certificate of incorporation of Parent in effect as of the date of this Agreement and the by-laws of Parent in effect as of the date of this Agreement and (b) the constituent documents of Merger Sub.

Section 3.02 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. Merger Sub has all necessary corporate power and authority to execute and deliver the Cayman Plan of Merger and to consummate the transactions contemplated thereby. The Parent Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of Parent was present, (i) approving the execution, delivery and performance of this Agreement and (ii) determining that entering into this Agreement is in the best interests of Parent and its stockholders. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Cayman Plan of Merger, (ii) determining that the terms of this Agreement and the Cayman Plan of Merger are in the best interests of Merger Sub and Parent, as its sole shareholder, (iii) declaring this Agreement advisable and (iv) recommending that Parent, as sole shareholder of Merger Sub, adopt this Agreement and the Cayman Plan of Merger and directing that this Agreement be submitted to Parent, as sole shareholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Parent, as sole shareholder of Merger Sub, has adopted this Agreement and the Cayman Plan of Merger. No other corporate action on the part of Parent or Merger Sub is necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.03 No Conflicts; Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or share capital or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the governing or organizational documents of Parent or Merger Sub, (ii) any contract, lease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise or other instrument (in each case, to the extent legally binding on the parties thereto) (a “Contract”) to which either Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.03(b), any judgment, injunction, ruling, award, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule, code or regulation (“Law”), in each case, applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had a Parent Material Adverse Effect.

(b) No governmental franchises, licenses, permits, authorizations, variances, exemptions, registrations, certificates, orders and approvals (each a “Permit” and collectively, the “Permits”), consent, approval, clearance, waiver or order (collectively, with the Permits, the “Consents” and each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with, any federal, national, state, provincial or local, whether domestic, foreign or supranational government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in definitive form, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) the filing of the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iii) compliance with the NYSE and NASDAQ rules and regulations and (iv) such other matters that, individually or in the aggregate, have not had a Parent Material Adverse Effect.

Section 3.04 Information Supplied. None of the information supplied or to be supplied in writing on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to any statements made or incorporated by reference in the Proxy Statement, other than information supplied in writing on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference therein.

Section 3.05 Litigation. There is no suit, action, arbitration or other proceeding pending or, to the Knowledge of Parent, threatened, against Parent or Merger Sub, in each case, as of the date of this Agreement, that, individually or in the aggregate, has had a Parent Material

Adverse Effect, nor is there any Judgment outstanding against or, investigation by any Governmental Entity pending or, to the Knowledge of the Parent, threatened, involving Parent or Merger Sub that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 3.06 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.07 Merger Sub. Parent (or a direct or indirect wholly owned Subsidiary of Parent) is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.08 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except (i) as set forth in all certificates, reports, forms, statements and other documents (including any amendments, exhibits, schedules and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2013 (such documents, together with any documents furnished or filed with the SEC during such period by the Company, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”) (including any amendments thereto) filed and publicly available after January 1, 2014 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (provided that nothing disclosed in such Filed Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Section 4.01, 4.02, 4.03, 4.04, 4.05 and 4.14 excluding any disclosures in the Filed Company SEC Documents under the headings “Risk Factors” or “Forward-Looking Statements” or any other disclosures or risks therein to the extent that such disclosures are similarly cautionary, non-specific, predictive or forward-looking in nature, or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV and the disclosure in any section shall be deemed to qualify any other section in this Article IV to the extent that it is reasonably apparent from the text of such disclosures that such disclosure also qualifies or applies to such other section.

Section 4.01 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing, has not had, individually or in the aggregate, a Company Material Adverse Effect. The Company has all requisite power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had a Company Material Adverse Effect. The Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent, prior to execution of this Agreement, true and complete copies of (a) the Amended and Restated Memorandum of Association of the Company in effect as of the date of this Agreement (the “Company Memorandum”) and (b) the Amended and Restated Articles of Association of the Company in effect as of the date of this Agreement (the “Company Articles”). The Company is not in violation of the Company Memorandum or Company Articles.

Section 4.02 No Company Subsidiaries. The Company does not own, directly or indirectly, any share capital or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 4.03 Capital Structure.

(a) The authorized share capital of the Company consists of 200,000,000 Company Shares. At the close of business on April 3, 2015, 71,016,771 Company Shares were issued and outstanding. Except as set forth in this Section 4.03(a), at the close of business on April 3, 2015, no share capital or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on April 3, 2015 to the date of this Agreement, there have been no issuances by the Company of share capital or voting securities of, or other equity interests in, the Company. Except as set forth in Section 4.03(a) of the Company Disclosure Letter, there is no secured Indebtedness of the Company outstanding that would give rise to a consent right of a secured creditor under the Cayman Companies Law.

(b) All outstanding Company Shares are, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Law, the Company Articles or any Contract to which the Company is a party or otherwise bound. All grants of equity awards or other rights with respect to Company Shares to current or former directors, officers, employees, agents or consultants of the Company have been made in accordance with the terms of the Company’s 2013 Equity Incentive Plan and award agreements thereunder and any policy of the Company or the Board of Directors of the Company (the “Company Board”) (including any committee thereof), the Exchange Act and all other applicable Laws, including the rules of NASDAQ, relating to the grant of such awards or rights. Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any share capital or voting securities of, or other equity interests in, the Company or any securities of the Company convertible into or exchangeable or exercisable for shares of share capital or voting securities of, or other equity interests in, the Company, (y) any warrants, calls, options or other rights to acquire from the Company, or any other obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any share capital or voting securities of, or other equity interests in, the Company or (z) any rights issued by or other obligations of the Company that are linked in any way to the price of any class of Company share capital or any shares of share capital or voting securities of, or other equity interests in, the Company, the value of the Company, any part of the Company or any dividends or other distributions declared or paid on any share capital or voting securities of, or other equity interests in, the Company. Except for acquisitions, or deemed acquisitions, of Company Shares, there are not any outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of share capital or voting securities or other equity interests of the Company or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s shareholders may vote (“Company Voting Debt”). The Company is not a party to any voting agreement with respect to the voting of any share capital or voting securities of, or other equity interests in, the Company. The Company is not a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company.

Section 4.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the affirmative vote of shareholders representing two-thirds or more of the voting power of the Company Shares present and voting in person or by proxy at the Company Shareholders Meeting (the “Company Shareholder Approval”). The Company Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement and the Cayman Plan of Merger, (ii) determining that entering into this Agreement and the Cayman Plan of Merger is in the best interests of the Company and its shareholders, (iii) declaring this Agreement and the Cayman Plan of Merger advisable and (iv) recommending that the Company’s shareholders adopt this Agreement and the Cayman Plan of Merger and directing that this Agreement and the Cayman Plan of Merger be submitted to the Company’s shareholders for adoption at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. There are no rights plans, anti-takeover plans or other Contracts or understandings to which the Company is a party or by which the Company is bound with respect to their respective equity securities.

Section 4.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default, facility early amortization event or target amortization event (in any case, with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amortization or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or share capital or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company, any provision of (i) the Company Articles (assuming that the Company Shareholder Approval is obtained), (ii) any Contract to which the Company is a party or by which any of its respective properties or assets is bound or any Company Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b) any Judgment or Law, in each case, applicable to the Company or its respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had a Company Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in preliminary and definitive forms, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the requirement under the Exchange Act for the shareholders of the Company to approve or disapprove, on an advisory basis, certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger), (ii) the filing of the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the

Company are qualified to do business, (iii) compliance with the NYSE and NASDAQ rules and regulations; and (iv) such other matters that, individually or in the aggregate, have not had a Company Material Adverse Effect.

Section 4.06 SEC Documents; Undisclosed Liabilities.

(a) The Company has furnished or filed all Company SEC Documents. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

(b) Each Company SEC Document (i) at the time filed, complied or, if not yet filed, will comply in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain or, if not yet filed, will not contain, any untrue statement of a material fact or not omit or, if not yet filed, will not omit, to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents complied or, if not yet filed, will comply at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared or, if not yet filed, will be prepared, in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented or, if not yet filed, will fairly present, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in equity for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments not material in amount).

(c) Except (i) as reflected or reserved against in the Company’s consolidated unaudited balance sheet as of September 30, 2014 (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or expressly contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the ordinary course of business since September 30, 2014 and (iv) for liabilities and obligations that have been discharged or paid in full in the ordinary course of business, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), that individually or in the aggregate, have had a Company Material Adverse Effect.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate as of the date of such certifications. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) The Company is not a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

Section 4.07 Information Supplied. The Proxy Statement will, at the date the Proxy Statement is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation is made by the Company with respect to statements made or incorporated by reference therein based on written information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference therein.

Section 4.08 Intentionally Omitted.

Section 4.09 Litigation.

(a) There is no litigation, suit, action, arbitration or other proceeding pending as of the date of this Agreement or, to the Knowledge of the Company, threatened as of the date of this Agreement, against the Company or, to the Knowledge of the Company, Ocwen or any Subsidiary of Ocwen or any of their respective or any of its properties, assets, directors, officers or employees that, individually or in the aggregate, has had a Company Material Adverse Effect, nor is there any Judgment outstanding against or investigation by any Governmental Entity pending as of the date of this Agreement or, to the Knowledge of the Company, threatened involving, the Company or, to the Knowledge of the Company, Ocwen or any Subsidiary of Ocwen or any of their respective properties, assets, directors, officers or employees that, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) Section 4.09(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each litigation, suit, action, arbitration, other proceeding and Judgment that (i) resulted in any criminal sanctions to the Company, (ii) within the last three years resulted in a Judgment requiring payments in excess of $500,000, in each case by or against the Company or, in their capacity as such, any of their respective officers, directors or employees, or (iii) imposed any injunctive relief with respect to, or that has required the Company to alter, its business practices.

Section 4.10 Compliance with Applicable Laws.

(a) (i) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company, any Company Subsidiary or their respective Affiliates or (ii) to the Knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, no service provider acting on behalf of the foregoing, Ocwen or any Subsidiary of Ocwen, in each case, is or has during the past three (3) years until the date of this Agreement, been in conflict with, in default with respect to or in violation of any Law applicable to such Persons or by which any property or asset of such Persons is bound, nor has the Company or any Company Subsidiary received, any written notice from any Governmental Entity with respect to the Company or any Company Subsidiary that (A) alleges or relates to any material violation or noncompliance (or that any of such Persons is under investigation or the subject of an inquiry by any such Governmental Entity for such alleged material violation or noncompliance by such Persons) with any applicable Law or (B) would be reasonably likely to result in a material fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any permit. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, to the extent reasonably related to the business, operations or activities of the Company or any Company Subsidiary, Ocwen or any Subsidiary of Ocwen, in each case, has, during the past three (3) years until the date of this

Agreement, entered into any agreement or settlement with any Governmental Entity with respect to its noncompliance with, or violation of, any applicable Law.

(b) Since January 1, 2012, (i) none of the Company or any officer, director, or, to the Knowledge of the Company, employee of the Company or any of their respective agents or representatives (A) has directly or indirectly offered, promised or made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment in respect of the Company to any Person, private or public, regardless of what form, (B) is or has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Laws, including the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S. Code Section 78dd-1, et seq.) and the UK Bribery Act 2010 except as would not reasonably be expected to be material to the Company, taken as a whole or (C) has received any notice from, or voluntarily provided any notice to, a Governmental Entity with respect to or otherwise affecting the Company that alleges any of the foregoing; and (ii) the Company has complied and is in compliance in all material respects with applicable provisions of the U.S. export, anti-boycott, and sanctions laws, and regulations implemented thereunder.

Section 4.11 Contracts. Except as set forth on Section 4.11 of the Company Disclosure Letter, as of the date of this Agreement, the Company is not a party to any Contract.

Section 4.12 Affiliated Transactions.

(a) As of the date of this Agreement, no Related Person is a party to any Contract with or binding upon the Company or any of their respective properties or assets or has any material interest in any property used by the Company.

(b) A “Related Person” shall mean (i) each present or former director, officer, shareholder, partner, member or employee of the Company or any Affiliate of the Company, other than Parent or any of its Affiliates and (ii) each of Ocwen and Altisource and their respective Representatives.

Section 4.13 Investment Company Act of 1940. The Company is not required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 4.14 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than CitiGroup Global Markets Inc. (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Section 4.14 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the Company’s good faith estimate of the out-of-pocket fees and expenses it will incur to its financial, legal and other advisors in connection with this Agreement and the transactions contemplated hereby.

ARTICLE V

Covenants

Section 5.01 Covenant Not to Conduct Business. Except for matters expressly required by this Agreement, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not conduct any business except (i) as required by applicable Law, (ii) as expressly required by the Plan of Complete Liquidation and Dissolution (as defined in the Share and Asset Purchase Agreement) in all cases in a manner consistent with the Services Agreement (as defined in the Share and Asset Purchase Agreement), or (iii) as may be required to comply with its obligations pursuant to the Share and Asset Purchase Agreement, the Services Agreement (as defined in the Share and Asset Purchase Agreement) and the Registration Rights Agreement (as defined in the Share and Asset Purchase Agreement). Without limiting the foregoing, in no event shall the Company make any dividend or distribution other than as expressly set forth in the Plan of Complete Liquidation and Dissolution. The Company agrees and acknowledges that any Critical Covenant Breach (as defined in the Share and Asset Purchase Agreement) shall be deemed to be a material breach of this Section 5.01.

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Proxy Statement; Company Shareholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (but in no event later than twenty (20) Business Days after the date of this Agreement), the Company shall, in consultation with Parent, prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s shareholders relating to the Company Shareholders Meeting (together with any amendments or supplements thereto and the letter to shareholders, notice of meeting, and form of proxy and any other document incorporated or related therein, the “Proxy Statement”). Parent shall furnish all information concerning Parent and its Affiliates to the Company as is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement or as otherwise requested by the SEC or required by Law, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by the Company to be included therein that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement or as otherwise requested by the SEC or required by Law. The Company shall promptly notify Parent upon the receipt of any written or oral comments from the SEC or any written or oral request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement and to cause the SEC as promptly as practicable to clear the final Proxy Statement for mailing to its shareholders. Notwithstanding the foregoing, prior to filing or mailing the Proxy

Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (A) shall provide Parent a reasonable opportunity to review and comment on the Proxy Statement or response (including the proposed filed version of the Proxy Statement or response) and (B) shall include in such filing of the Proxy Statement or response all comments reasonably proposed by Parent.

(b) If prior to the Effective Time any change occurs with respect to information supplied by Parent expressly for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time any event occurs with respect to the Company or any change occurs with respect to any information in the Proxy Statement (other than the information contemplated by Section 6.01(b)), which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company shall as promptly as practicable file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company shall, as promptly as practicable after the SEC clears the Proxy Statement (but in any event within twenty-five (25) Business Days thereafter), duly call, give notice of, convene and hold the Company Shareholders Meeting (with the record date and meeting date to be selected after reasonable consultation with Parent) for the sole purpose of (i) seeking the Company Shareholder Approval; and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s shareholders and to hold the Company Shareholders Meeting, as soon as practicable after the SEC clears the Proxy Statement and (ii) solicit the Company Shareholder Approval. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) and shall include such recommendation in the Proxy Statement. With the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), prior to the date for which the Company Shareholders Meeting is scheduled, the Company may (on not more than one (1) occasion) change, postpone or adjourn the date for which the Company Shareholders Meeting is scheduled, or change the record date for the Company Shareholders Meeting, provided, that the Company in good faith believes that such change, postponement or adjournment would reasonably be expected to increase the likelihood of obtaining the Company Shareholder Approval. If, on the date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of votes to obtain the Company Shareholder Approval or to obtain a quorum for the Company Shareholders Meeting, Parent may cause the Company to, and the Company (with the prior written consent of Parent which shall not be unreasonably withheld, conditioned or delayed) may postpone or adjourn the Company Shareholders Meeting for a period not to exceed ninety (90) days, and in no event past the End Date, in order to seek to obtain the Company Shareholder Approval.

(e) Promptly following the execution of this Agreement, the Company shall, in accordance with the Cayman Companies Law, take all actions reasonably necessary to postpone its annual general meeting of shareholders with a view to convening such meeting following the Closing Date.

Section 6.02 Access to Information; Confidentiality. Subject to applicable Law, the Company shall afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records; provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (ii) violate any Law (provided that the Company shall use its reasonable best efforts to provide such access or make such disclosure in a manner that does not violate Law). If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of January 30, 2015, between Parent and the Company (the “Confidentiality Agreement”).

Section 6.03 Efforts to Consummate. Subject to the terms and conditions herein provided, each of Parent and the Company shall use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the date of this Agreement the transactions contemplated by this Agreement including (i) preparing as promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”), (ii) as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals, (iii) the obtaining of all other necessary Consents from third parties, and (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement; provided that (x) no party shall be required to pay (and the Company and its Subsidiaries shall not pay or agree to pay without the prior written consent of Parent) any fee, penalty or other consideration to any third party for any Consent required for the consummation of the transactions contemplated by this Agreement under any Contract and (y) the consent of Parent shall be required with respect to any amendment or modification to any Contract in connection with obtaining any such Consent that is adverse in any material respect to Parent or the Company or any Company Subsidiary.

Section 6.04 Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, each of Parent and the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the Cayman Companies Law or the Articles of Association or the Memorandum of Association of the Surviving Company, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. Without limiting the foregoing, in the event that any claim is brought against any Company Indemnified Party, (x) Parent shall have the right to assume or direct any of its Subsidiaries to assume the defense thereof with legal counsel of Parent’s choosing, and if Parent shall assume or direct any of its Subsidiaries to assume the defense, then Parent or such Subsidiary, as applicable, shall not be liable to such Company Indemnified Party for any legal expenses of other counsel or any expenses subsequently incurred by such Company Indemnified Party in connection with the defense thereof; provided, however, that such Company Indemnified Party may employ counsel of its own choosing, and Parent or such Subsidiary, as applicable, shall advance to such Company Indemnified Party reasonable legal expenses of such counsel, if (i) Parent does not timely assume the defense thereof or (ii) under applicable standards of professional conduct, there is an actual or potential conflict of interest between the legal defenses for Parent (or the Subsidiary) and those for the Company Indemnified Party in the conduct of the defense of an action; (y) the Company Indemnified Party shall cooperate with Parent or such Subsidiary, as applicable, in the defense of any such matter; and (z) Parent or such Subsidiary, as applicable, shall not be liable for any settlement of any claim effected without its written consent (such consent not to be unreasonably withheld).

(b) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.04(b).

(c) The provisions of this Section 6.04 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to insurance indemnification or contribution that any such Person may have by contract or otherwise.

(d) For the avoidance of doubt, notwithstanding that the Company Indemnified Parties may be entitled to indemnification pursuant to one or more provisions under this Agreement, the Share and Asset Purchase Agreement or otherwise, in no event shall any such Company Indemnified Party be entitled to be recover more than once in respect of the same claims, losses, liabilities, damages, judgments, inquiries, fines, fees, cost or expenses.

Section 6.05 Section 16 Matters. Prior to the Effective Time, the Company and Merger Sub each shall take all such steps as may be required to cause any dispositions of Company Shares (including derivative securities with respect to Company Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.06 Public Announcements. Except with respect to any dispute regarding this Agreement or the transactions contemplated hereby, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude, after consultation with legal counsel, is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (in which case the disclosing party shall consult with the other party in advance of such disclosure to the extent practicable under the circumstances). The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.06 shall limit the ability of any party hereto to make additional disclosures that are consistent in all but de minimis respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.07 Merger Sub and Parent Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.08 Takeover Statute; Rights Agreement. If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or other form of antitakeover statute or regulation shall or may become applicable to the transactions contemplated herein, the Company Board shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated herein may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or, if not possible to eliminate, minimize the effects of such statute or regulation on the transactions contemplated herein.

Section 6.09 Director Resignation. At the written request of Parent prior to the Closing, the Company shall use reasonable best efforts to obtain the resignation of the members of the Company Board specified in such request by Parent who are in office immediately prior to the Effective Time, which resignations shall be effective at, and contingent upon the occurrence of, the Effective Time.

Section 6.10 NASDAQ Delisting. Each of the Company and Parent shall take such actions reasonably required to cause the Company Shares to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time (unless such parties mutually agree to an earlier date).

Section 6.11 Litigation; Other Matters.

(a) Parent shall (i) defend and assume control over and bear all responsibility in respect of any litigation, suit, action, claim, demand, investigation or other proceedings, and any settlement or compromise thereof against the Company and/or any of its respective officers or directors, including any litigation, suit, action, claim, demand, investigation or other proceedings by any shareholder of the Company (on its own behalf or on behalf of the Company) (“Litigation”), (ii) keep the Company reasonably informed regarding any Litigation and (iii) reasonably consult with the Company regarding the defense and any settlement or compromise of any Litigation and reasonably consider the Company’s views with respect to any Litigation.

(b) The Company shall (a) give prompt written notice to Parent of any material written communications (and shall deliver copies thereof) received from, or delivered to, any shareholders of the Company or any Related Person (in each case, other than any director, officer or employee of the Company) or the Company’s auditors or any Governmental Entity and (b) reasonably consult with the Parent in connection with the foregoing.

Section 6.12 Company Plan Terminations. Prior to the Closing Date, the Company will (i) terminate the Company’s 2013 Equity Incentive Plan and (ii) take all actions it deems reasonably necessary to provide for the settlement of each award granted under the Company’s 2013 Equity Incentive Plan that remains outstanding as of immediately prior to the Effective Time without the payment of any consideration in respect thereof, in each case effective no later than immediately prior to the Effective Time.

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order, decree or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect, and no suit, action or other proceeding shall have been instituted by any Governmental Entity and remain pending which is reasonably likely to result in a Legal Restraint, in each case, that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated hereby.

Section 7.02 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

Section 7.03 Conditions to Obligation of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had a Company Material Adverse Effect and (ii) the representations and warranties of the Company contained in Section 4.03(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, except for de minimis inaccuracies.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there shall not have occurred a Company Material Adverse Effect.

(d) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.03(a), 7.03(b) and 7.03(c) have been satisfied.

(e) Dissenting Shares. The aggregate number of Company Shares for which appraisal rights have been properly exercised as set forth in Section 2.03 and not withdrawn shall not exceed, as of the time immediately prior to the Closing, 10% of the total number of Company Shares issued and outstanding as of the date hereof.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean the nine (9) month anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to Parent if Parent’s breach of any provision of this Agreement directly or indirectly causes the failure of the Closing to be consummated by the End Date;

(ii) if the condition set forth in Section 7.01(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable;

(iii) if the Company Shareholder Approval shall not have been obtained at a duly convened Company Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or 7.02(b), as the case may be, could not be satisfied; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within thirty (30) days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or 7.03(b), as the case may be, could not be satisfied; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(d) unless any such breach or failure to be true has not been cured within thirty (30) days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(d) if Parent is then in breach of this Agreement in any material respect;

(e) by Parent prior to the receipt of the Company Shareholder Approval, in the event that the Company shall have breached in any material respect its obligations under Section 6.01(d) by failing to call, give notice of, convene or and/or hold the Company Shareholders Meeting in accordance with Section 6.01(d); or

(f) by Parent in the event that a Critical Covenant Breach (as defined in the Share and Asset Purchase Agreement) has occurred.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than this Section 8.02, Section 8.03, and Article IX, which provisions shall survive such termination, provided, however, no such termination shall relieve any party from any liability or damages for any willful breach of this Agreement.

Section 8.03 Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 8.04 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s shareholders without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of either Parent or the Company.

ARTICLE IX

General Provisions

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this

Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if receipt is confirmed and sent by facsimile or electronic mail and receipt thereof is confirmed in writing (other than by automated response); and (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

Home Loan Servicing Solutions, Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman

KY1-9005

Cayman Islands

Phone: (345) 945-3727

Email:	michael.lubin@hlss.com
james.lauter@hlss.com
Attention:	Michael Lubin, General Counsel
James E. Lauter, Chief Financial Officer

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Phone: (212) 310-8000

Facsimile: (212) 310-8007

Email: frederick.green@weil.com

Attention: Frederick S. Green, Esq.

(b)	if to Parent or Merger Sub, to:

New Residential Investment Corp.

c/o FIG LLC

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Phone: (212) 479-1522

Facsimile: (212) 798-6070

Email: cmacdougall@fortress.com

Attention: Cameron MacDougall, Esq.

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Phone: (212) 735-3000

Facsimile:	(212) 735-2000
Email:	joseph.coco@skadden.com
peter.serating@skadden.com
Attention:	Joseph A. Coco, Esq.
Peter D. Serating, Esq.

Section 9.03 Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interest, by Contract or otherwise. For the avoidance of doubt, each of Ocwen and Altisource and their respective Subsidiaries are deemed not to be an Affiliate of the Company.

“Altisource” means Altisource Portfolio Solutions S.A.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City or the Cayman Islands.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means, except as hereinafter provided, any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, properties, financial condition or results of operations of the Company, taken as a whole; provided, however, that any fact, circumstance, occurrence, effect, change, event or development to the extent arising from or related to (except, in the case of clauses (a), (b), (c), (d), (e) or (h) below, if disproportionately affecting the Company, individually or in the aggregate, relative to other companies of a similar size in the industries in which the Company operates): (a) conditions affecting the United States economy or the global economy generally, (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region of the world occurring after the date of this Agreement, (c) changes in the financial, banking or securities markets in the United States or any other country or region in the world, (d) changes required by GAAP, (e) changes in any Laws, (f) any failure by such Person to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that the underlying causes of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein), (g) the public announcement (including as to the identity of the parties hereto) of the Merger or any of the other transactions contemplated hereby (it being understood that, for the avoidance of doubt, for purposes of Section 3.03 and Section 4.05, effects resulting from or arising in connection with the matters set forth in this clause (g) of this definition shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), or (h) the occurrence of natural disasters, shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, or (ii) would reasonably be expected to prevent or materially impair or materially delay the Company from consummating the transactions contemplated by this Agreement.

“Company Subsidiary” means any Subsidiary of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, other than trade payables incurred in the ordinary course of business, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or financial covenants of third parties not affiliated with such Person or to purchase the obligations or property of such third parties, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person or (ix) all Indebtedness of any other Person secured in whole or in part by a Lien on any assets or properties of such first Person or any of its Subsidiaries.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Company’s Knowledge, the actual knowledge, after making reasonable inquiry consistent with such Person’s position, of the officers of the Company set forth in Section 9.03 of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge, after making reasonable inquiry consistent with such Person’s position, of the officers of Parent set forth in Section 9.03 of the Parent Disclosure Letter.

“Liens” means any pledges, charges, liens, options, rights of first refusal or offer, conditional or installment sales contracts, claims, title defects, easements, covenants, restrictions, adverse ownership claims, rights-of-way, encroachments, restrictions, charges, hypothecations, mortgages, or deeds of trust, or security interests of any kind or nature or other encumbrances.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“NASDAQ” means the NASDAQ Stock Market, Inc.

“Net NRZ Share Amount” means 93.91% of the volume weighted average closing sale price of one share of NRZ Common Stock as reported on the NYSE for the five (5) consecutive trading days ending on the trading day immediately preceding two (2) Business Days prior to the Closing Date (as determined pursuant to Section 1.02) (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Net NRZ Share Consideration” means (i) the Net NRZ Share Amount multiplied by the NRZ Shares (as defined in the Share and Asset Purchase Agreement) that are held by the Company immediately prior to the Closing; divided by (ii) the Company Shares issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b)).

“NYSE” means the New York Stock Exchange.

“Ocwen” means Ocwen Financial Corporation.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or taken together with other facts, circumstances, occurrences, effects, changes, events or developments, is or would be reasonably likely to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than fifty percent (50%) of the equity interests of which) is owned directly or indirectly by such first Person.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and any other additions imposed with respect to such amounts.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Whenever the words “ordinary course of business” are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice in all material respects.”

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (electronically or otherwise) to the other parties.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement, and the exhibits, schedules and annexes to each of the foregoing (including the Cayman Plan of Merger) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and except for the

Company Indemnified Parties with respect to Section 6.04 this Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of shares, the rights provided for in section 238 of the Cayman Companies Law with respect to any Dissenting Shares, and the fiduciary or other duties of the Company Board and the directors of Merger Sub.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Parent or Merger Sub may be assigned to any Affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Specific Enforcement; Jurisdiction; Venue. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than the aforesaid courts.

Section 9.11 Certain Tax Matters.

(a) For U.S. federal (and applicable state and local) income tax purposes, the Parties hereto agree to treat the transactions contemplated by this Agreement as the completion of the liquidation and dissolution of the Company pursuant to the Plan of Complete

Liquidation and Dissolution (as defined in the Share and Asset Purchase Agreement) and in accordance with Revenue Ruling 69-6, 1969-1 CB 104. The parties shall report the transactions contemplated by this Agreement on all U.S. federal (and applicable state and local) income tax returns and for all U.S. federal (and applicable state and local) income tax purposes consistently with the treatment described in this Section 9.11(a), and shall take no actions inconsistent therewith.

(b) Following the Closing, Parent shall provide, or cause to be provided, to the holders of the Company Shares, for the taxable period that ends on or before or includes the Closing Date, such tax information and representations (including such information and representations as are required to be set forth in a PFIC Annual Information Statement pursuant to Treasury Regulation Section 1.1295-1(g)) as is necessary to provide the holders of the Company Shares with such tax information with respect to the Company and the Company Subsidiaries (as defined in the Share and Asset Purchase Agreement) as is consistent with the past practice of the Company and the Company Subsidiaries, including information and representations to allow such holders to make or maintain a “qualified electing fund” election under Section 1295 of the Code.

Section 9.12 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

HOME LOAN SERVICING SOLUTIONS, LTD.

By:	/s/ James E. Lauter
	Name:	James E. Lauter
	Title:	Senior Vice President

NEW RESIDENTIAL INVESTMENT CORP.

By:	/s/ Cameron MacDougall
	Name:	Cameron MacDougall
	Title:	Secretary

HEXAGON MERGER SUB, LTD.

By:	/s/ Cameron MacDougall
	Name:	Cameron MacDougall
	Title:	Secretary

INDEX OF DEFINED TERMS

Section
Affiliate	9.03
Agreement	Preamble
Altisource	9.03
Business Day	9.03
Cayman Companies Law	Recitals
Cayman Plan of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	9.03
Company	Preamble
Company Articles	4.01
Company Board	4.03(b)
Company Disclosure Letter	Article IV
Company Financial Advisor	4.14
Company Indemnified Parties	6.04(a)
Company Material Adverse Effect	9.03
Company Memorandum	4.01
Company Recommendation	6.01(d)
Company SEC Documents	Article IV
Company Shareholder Approval	4.04(a)
Company Shareholders Meeting	4.04(a)
Company Shares	2.01
Company Subsidiary	9.03
Company Voting Debt	4.03(b)
Confidentiality Agreement	6.02
Consents	3.03(b)
Contract	3.03(a)
Dissenting Shares	2.03
Effective Time	1.03
End Date	8.01(b)(i)
Exchange Act	9.03
Filed Company SEC Documents	Article IV
GAAP	4.06(b)
Governmental Approvals	6.03
Governmental Entity	3.03(b)
Indebtedness	9.03
Investment Company Act	4.13
Judgment	3.03(a)
Knowledge	9.03
Law	3.03(a)
Legal Restraints	7.01(b)
Letter of Transmittal	2.02(b)
Liens	9.03

Litigation	6.11(a)
Merger	1.01
Merger Consideration	2.01(c)
Merger Sub	Preamble
Merger Sub Board	9.03
Merger Sub Shares	2.01
NASDAQ	9.03
Net NRZ Share Amount	9.03
Net NRZ Share Consideration	9.03
NYSE	9.03
Ocwen	9.03
Parent	Preamble
Parent Acquiring Subsidiaries	Recitals
Parent Board	9.03
Parent Disclosure Letter	Article III
Parent Material Adverse Effect	9.03
Parties	Preamble
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Permits	3.03(b)
Person	9.03
Proxy Statement	6.01(a)
Related Person	4.12(b)
SEC	9.03
Securities Act	9.03
Share and Asset Purchase Agreement	Recitals
Subsidiary	9.03
Surviving Company	1.01
Taxes	9.03

Appendix 1

The Companies Law (2013 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between Hexagon Merger Sub, Ltd. (the “Surviving Company”) and Home Loan Servicing Solutions, Ltd. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2013 Revision) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated [insert date] and made between New Residential Investment Corp., the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Plan of Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Merging Company is c/o Intertrust Corporate Services (Cayman) Limited of 190 Eglin Avenue, Grand Cayman, KY1-9005, Cayman Islands and the registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$2,000,000 divided into 200,000,000 shares of a par value of US$0.01 each and the Merging Company will have [ ] shares in issue.

5	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 5,000,000 ordinary shares of a par value of US$0.01 each and the Surviving Company will have 100 ordinary shares in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9	The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger.

10	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The names and addresses of each director of the surviving company (as defined in the Statute) are:

12.1	[Insert name of Director] of [Insert personal address of Director];

12.2	[Insert name of Director] of [Insert personal address of Director]; and

12.3	[repeat for all Directors of the surviving company]

13	This Plan of Merger has been approved by the board of directors of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

14	This Plan of Merger has been authorised by the shareholders of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company and by way of written resolutions of the sole shareholder of the Surviving Company, as applicable.

15	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Merger Agreement.

16	This Plan of Merger may be executed in counterparts.

17	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)

Duly authorised for	)

and on behalf of	)	Director

Hexagon Merger Sub, Ltd.	)

SIGNED by	)

Duly authorised for	)

and on behalf of	)	Director

Home Loan Servicing Solutions, Ltd.	)

Annexure 1

Agreement and Plan of Merger

Annexure 2

Memorandum and Articles of Association of the Surviving Company